EXHIBIT 21.1 List of Subsidiaries as of December 31, 2007

Name of subsidiary	Jurisdiction

Empire Resources Pacific Ltd.	Delaware
I.T.I. Innovative Technology, Ltd.	Israel
CompuPrint Ltd.	Israel
6900 Quad Avenue LLC	Delaware
Empire Resources Extrusions LLC	Delaware
Imbali Metals BVBA	Belgium